SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Standard BioTools, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

34385P108
(CUSIP Number)

David Johnson
Caligan Partners LP
590 Madison Avenue
New York, NY 10022
(646) 859-8204

Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 3, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34385P108	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Caligan Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,423,188 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,423,188 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,423,188 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 34385P108	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON David Johnson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,423,188 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,423,188 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,423,188 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 34385P108	SCHEDULE 13D/A	Page 4 of 6 Pages

The following constitutes Amendment No. 3 (this "Amendment No. 3") to the Schedule 13D filed by the undersigned on May 10, 2021 with respect to the Common Stock of the Issuer (the "Original Schedule 13D"), as amended by Amended by Amendment No. 1 to the Original Schedule 13D, filed with the SEC on March 29, 2022 ("Amendment No. 1") and Amendment No. 2 to the Original Schedule 13D, filed with the SEC on May 3, 2022 ("Amendment No. 2," together with the Original Schedule 13D, Amendment No. 1 and this Amendment No. 3, the "Schedule 13D"). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D. This Amendment No. 3 amends Items 3 and 5(a) and (c) as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons used a total of approximately $45,996,350 (excluding brokerage commissions) to acquire the Common Stock reported herein. The source of the funds used to acquire the Common Stock reported herein was the working capital of the Caligan Fund and the Caligan Accounts.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and (c) of the Schedule 13D are hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of and percentages of the shares of Common Stock beneficially owned by each Reporting Person. The percentages set forth in this Schedule 13D are based upon 77,252,135 shares of Common Stock outstanding as of April 30, 2022, as reported in the Issuer's Quarterly Report for the quarterly period ended March 31, 2022 on Form 10-Q, filed with the Securities and Exchange Commission on May 9, 2022.

(c)	Information concerning transactions in the Common Stock effected by the Reporting Persons since the filing of Amendment No. 2 is set forth in Schedule A hereto and is incorporated by reference herein.

CUSIP No. 34385P108	SCHEDULE 13D/A	Page 5 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2022

CALIGAN PARTNERS LP

By:	/s/ David Johnson
Name:	David Johnson
Title:	Partner

/s/ David Johnson
DAVID JOHNSON

CUSIP No. 34385P108	SCHEDULE 13D/A	Page 6 of 6 Pages

Schedule A

This Schedule sets forth information with respect to each purchase and sale of the shares of Common Stock effectuated by the Reporting Persons since the filing of Amendment No. 2. All transactions were effectuated in the open market through a broker and the price per share excludes commissions. Where a price range is provided in the column Price Range ($), the price reported in that row's Price Per Share ($) column is a weighted average price. These shares of Common Stock were purchased in multiple transactions at prices between the price ranges indicated in the Price Range ($) column. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares of Common Stock purchased at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)

05/06/2022	463,350	2.90	2.76-2.95
05/10/2022	25,000	2.52	2.43-2.68
06/02/2022	200,000	1.92	1.83-2.00
06/03/2022	250,000	1.98	1.92-2.02